CUSIP No. 12477X106



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G/A
                                (Amendment No. 1)



 Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to Rule 13d-2(b)(1)

                             CAI International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12477X106
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                                 (CUSIP Number)


                                December 31, 2008
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  1 of 8 Pages

CUSIP No. 12477X106

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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Park West Asset Management LLC

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]

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3.   SEC Use Only

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4.   Citizenship or Place of Organization: Delaware

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Number of         5.  Sole Voting Power - 1,616,585
Shares
Beneficially      --------------------------------------------------------------
Owned by          6.  Shared Voting Power - None
Each
Reporting         --------------------------------------------------------------
Person            7.  Sole Dispositive Power - 1,616,685
With
                  --------------------------------------------------------------
                  8.  Shared Dispositive Power - None


--------------------------------------------------------------------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person - 1,616,585


--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable


11. Percent of Class Represented by Amount in Row (9): - 9.0% (based on 17,920,778 shares of Common Stock, par value $0.0001 per share, of CAI International, Inc. ("Issuer Common Stock" or "Shares") outstanding as of September 30, 2008, as disclosed by CAI International, Inc. ("Company") in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 10, 2008)


12.  Type of Reporting Person - IA


                                  2 of 8 Pages

CUSIP No. 12477X106

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Peter S. Park

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------


Number of         5.  Sole Voting Power - 1,616,585
Shares
Beneficially      --------------------------------------------------------------
Owned by          6.  Shared Voting Power - None
Each
Reporting         --------------------------------------------------------------
Person            7.  Sole Dispositive Power - 1,616,585
With:
                  --------------------------------------------------------------
                  8.  Shared Dispositive Power - None


--------------------------------------------------------------------------------


9.   Aggregate Amount Beneficially Owned by Each Reporting Person - 1,616,585


--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable


11. Percent of Class Represented by Amount in Row (9): - 9.0% (based on 17,920,778 shares of Issuer Common Stock outstanding as of September 30, 2008, as disclosed by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 10, 2008)


12.  Type of Reporting Person - IN


                                  3 of 8 Pages

CUSIP No. 12477X106

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Park West Investors Masters Fund, Limited

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]

--------------------------------------------------------------------------------

3.   SEC Use Only

--------------------------------------------------------------------------------

4.   Citizenship or Place of Organization: Cayman Islands

--------------------------------------------------------------------------------

Number of         5.  Sole Voting Power - 1,244,275
Shares
Beneficially      --------------------------------------------------------------
Owned by          6.  Shared Voting Power - None
Each
Reporting         --------------------------------------------------------------
Person            7.  Sole Dispositive Power - 1,244,275
With
                  --------------------------------------------------------------
                  8.  Shared Dispositive Power - None

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person - 1,244,275

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable

11. Percent of Class Represented by Amount in Row (9): - 6.9% (based on 17,920,778 shares of Common Stock par value $0.0001 per share, of Issuer Common Stock outstanding as of September 30, 2008, as disclosed by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 10, 2008)

12.  Type of Reporting Person - CO



                                  4 of 8 Pages

CUSIP No. 12477X106

Item 1.

     (a)  Name of Issuer - CAI International, Inc.

     (b) Address of Issuer's Principal Executive Offices- One Embarcadero Center, Suite 2101, San Francisco, California 94111

Item 2.


     (a) Name of Persons Filing - (1) Park West Asset Management LLC, a Delaware limited liability company ("PWAM"), (2) Peter S. Park; and
          (3) Park West Investors Master Fund, Limited, a Cayman Islands exempted company ("PWIMF") (collectively, the "Reporting Persons")


     (b) Address of Principal Business Office or, if none, Residence -- 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939


     (c) Citizenship - (1) Delaware; (2) United States of America; (3) Cayman Islands


     (d)  Title of Class of Securities- Common Stock, par value $0.0001

     (e)  CUSIP Number- 12477X106

Item 3.

     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]  Broker or dealer registered under section 15 of the Act.

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act.

     (c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act.

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


                                  5 of 8 Pages

CUSIP No. 12477X106

Item 4.

     Ownership


     (a) Amount beneficially owned -- PWAM is the investment manager of PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company ("PWPI"). Peter S. Park is the sole member and manager of PWAM.

          As of December 31, 2008, the Reporting Persons' beneficial ownership were as follows: PWAM beneficially owned 1,616,585 Shares, consisting of 1,244,275 shares held by PWIMF and 372,310 shares held by PWPI;
          (ii) Peter S. Park, as sole member and manager of PWAM, beneficially owned the 1,616,585 shares beneficially owned by PWAM; and (iii) PWIMF owned 1,244,275 shares.


          The Reporting Persons have, within the ordinary course of business, purchased securities of the Company. The Reporting Persons have not acquired securities in the Company with the purpose, nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect. The Reporting Persons have purchased, and may in the future purchase, shares on the open market at prevailing prices.


     (b) Percent of class --As of December 31, 2008, the Reporting Persons' beneficial ownership, based on 17,920,778 shares of Issuer Common Stock outstanding on September 30, 2008, as disclosed by the Company in its Quarterly Report on Form 10-Q filed with the SEC on November 10, 2008, were as follows: (i) PWAM beneficially owned 9.0% of the outstanding Issuer Common Stock; (ii) Peter S. Park beneficially owned 9.0% of the outstanding Issuer Common Stock; and (iii) PWIMF beneficially owned 6.9% of the outstanding Issuer Common Stock.


     (c)  Number of shares as to which the person has:


          (i) Sole power to vote or to direct voting --PWAM and Peter S. Park, as its sole member and manager, each have the sole power to vote or to direct the vote of 1,616,585 Shares; PWIMF has the sole power to vote or to direct the vote of 1,244,275 Shares.

          (ii) Shared power to vote or to direct voting -- Neither PWAM, Peter S. Park, as its sole member and manager, nor PWIMF have shared power with respect to the voting or direction of voting with respect to the Shares they beneficially own.

          (iii) Sole power to dispose or to direct disposition -- PWAM and Peter S. Park, as its sole member and manager, each have the sole power to dispose or direct the disposition of 1,616,585 Shares; PWIMF has the sole power to dispose or direct the disposition of 1,244,275 Shares.

          (iv) Shared power to dispose or to direct disposition -- Neither PWAM, Peter S. Park, as its sole member and manager, nor PWIMF have shared power with respect to the disposition or direction to dispose of the Shares they beneficially own.


                                  6 of 8 Pages
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CUSIP No. 12477X106

Item 5.

          Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.

          Ownership of More than Five Percent on Behalf of Another Person.

Peter S. Park is the sole member and manager of PWAM.


Item 7.

          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.


Item 8.

          Identification and Classification of Members of the Group

Not Applicable.


Item 9.

          Notice of Dissolution of Group

Not Applicable.


Item 10.

          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  7 of 8 Pages

CUSIP No. 12477X106

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               February 17, 2009
                                               -----------------
                                                     Date

                                  PARK WEST ASSET MANAGEMENT LLC

                                  By:     /s/James J. Watson
                                          -------------------
                                  Name:   James J. Watson
                                  Title:  Chief Financial Officer


                                  PARK WEST INVESTORS MASTER FUND, LIMITED

                                  By:     Park West Asset Management LLC, its
                                          Investment Manager

                                          By:     /s/ James J. Watson
                                                  -------------------
                                          Name:   James J. Watson
                                          Title:  Chief Financial Officer


                                  /s/Peter S. Park
                                  ----------------
                                  Peter S. Park




                                  8 of 8 Pages